                                                                       EXHIBIT 8


                              LIST OF SUBSIDIARIES

NAME                                                COUNTRY
----                                                -------
Robcad Technologies (1980) Ltd.                     Israel
Robcad Ltd.                                         Israel
Tecnomatix Technologies Inc.                        US
Tecnomatix Unicam Inc.                              US
Tecnomatix Unicam GmbH                              Germany
Nihon Tecnomatix K.K.                               Japan
Zuken Tecnomatix K.K.                               Japan
Tecnomatix Technologies (Gibraltar) Ltd.            Gibraltar
Tecnomatix Technologies SA                          Luxembourg
Tecnomatix Europe S.A.                              Belgium
Tecnomatix GmbH                                     Germany
Tecnomatix Technologies GmbH & Co. KG               Germany
Tecnomatix S.A.R.L.                                 France
Tecnomatix Technologies Espania S.L.                Spain
Tecnomatix Technologies Italia S.r.l.               Italy
Tecnomatix Technologies Ltd.                        UK
Tecnomatix Technologies Sweden AB                   Sweden
Tecnomatix Machining Automation B.V.                The Netherlands
Tecnomatix Unicam France S.A.                       France
Tecnomatix Unicam UK Ltd.                           UK
Tecnomatix Unicam (S) Pte Ltd.                      Singapore
Tecnomatix Unicam Taiwan Co., Ltd.                  Taiwan
Fabmaster China Limited                             Hong-Kong
Tecnomatix Technologies (Shenzhen) Ltd.             China
View2Partner Inc.                                   US
View2Partner Israel Company Ltd.                    Israel